Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
January 27, 2021
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018
Stock-Linked Underlying Supplement dated February 26, 2018



HSBC USA Inc.

$1,210,000
Buffered Accelerated Market Participation Securities^{TM}

Linked to a basket consisting of the Equity Securities of Delta Air Lines, Inc. (20.00%) | MGM Resorts International (20.00%) | Marriott International Inc. (20.00%) | Booking Holdings Inc. (20.00%) | Carnival Corporation (20.00%)

► 2.00x exposure to any positive return of the Reference Asset, subject to a Maximum Cap of 27.60%

► Protection from the first 15.00% of any losses of the Reference Asset

► Approximate 2 year maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities^{TM} (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement, page S-1 of the accompanying Stock-Linked Underlying Supplement, as applicable.

The Estimated Initial Value of the Notes on the Pricing Date is $970.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount(1)	Proceeds to Issuer
Per Note	$1,000.00	$22.50	$977.50
Total	$1,210,000.00	$27,225.00	$1,182,775.00

(1) HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Buffered Accelerated Market Participation Securities^{TM}

Linked to a Basket consisting of the Equity Securities of:
Delta Air Lines, Inc. │ MGM Resorts International │ Marriott International Inc. │ Booking Holdings Inc. │ Carnival Corporation

This document relates to a single offering of Buffered Accelerated Market Participation Securities^{TM}. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	A basket consisting of the following: The common stock of Delta Air Lines, Inc. (Ticker: DAL); The common stock of MGM Resorts International (Ticker: MGM); The Class A common stock of Marriott International Inc. (Ticker: MAR); The common stock of Booking Holdings Inc. (Ticker: BKNG); and The common stock of Carnival Corporation (Ticker: CCL) (each, a "Reference Asset Component" and together, the "Reference Asset Components")
Component Weight:	20.00%
Trade Date:	January 27, 2021
Pricing Date:	January 27, 2021
Original Issue Date:	January 29, 2021
Final Valuation Date:	January 27, 2023 subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	February 1, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Upside Participation Rate:	200% (2.00x)
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). ***If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage***, you will receive $1,000 per $1,000 Principal Amount (zero return). ***If the Reference Return is less than the Buffer Percentage,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 15.00%)]. Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment.**
Buffer Percentage:	-15.00%
Maximum Cap:	27.60%

Initial Value:	Set to 100 on the Pricing Date.
Final Value:	100 × (1 + Reference Return)
Reference Return:	The Reference Return will equal the sum of the following products: each Reference Asset Component Return multiplied by the Component Weight.
Reference Asset Component Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Component Value} - \text{Initial Component Value}}{\text{Initial Component Value}}$$
Initial Component Value:	$38.52 with respect to DAL, $28.36 with respect to MGM, $117.47 with respect to MAR, $1,886.09 with respect to BKNG and $18.98 with respect to CCL, each of which was its Official Closing Price on the Pricing Date, as determined by the calculation agent.
Final Component Value:	With respect to each Reference Asset Component, its Official Closing Price on the Final Valuation Date, as determined by the calculation agent.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40438CS77/ US40438CS770
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6. of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + [$1,000 × (Reference Return + 15.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85%of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

▸ You are willing to invest in the Notes based on the Maximum Cap of 27.60%, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -15.00%.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset Components.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the Maximum Cap of 27.60%, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -15.00%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the Reference Asset Components.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Percentage of -15.00%. Accordingly, if the Reference Return is less than the Buffer Percentage of -15.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or a significant portion (up to 85.00%) of your investment at maturity if the Reference Return is less than the Buffer Percentage.

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the level of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of 27.60%. You will not receive a return on the Notes greater than the Maximum Cap.

The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.

The Final Value of the Reference Asset will be based on the Official Closing Prices of each Reference Asset Component on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Reference Asset appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a level that is equal to or less than the Initial Value, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to that decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Asset Components on the Final Valuation Date.

Change in the value of one Reference Asset Component may be offset by a change in the value of any other Reference Asset Component.

A change in the value of one Reference Asset Component on the Final Valuation Date may not correlate with a change in the value of any other Reference Asset Component. The value of one Reference Asset Component may increase, while the value of any other Reference Asset Component may not increase as much, or may even decrease. Therefore, in calculating the level of the Reference Asset, an increase in the value of one Reference Asset Component may be moderated, or wholly offset, by a lesser increase or decrease in the value of any other Reference Asset Component.

You will not have any ownership interest in any Reference Asset Component.

As a holder of the Notes, you will not have any ownership interest in any of the Reference Asset Components, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on any the Reference Asset Components, the Notes may underperform a direct investment in the Reference Asset Components.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset Components

Concentration of investment in one industry.

Each of the Reference Asset Components are concentrated in the travel industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers.

BKNG and MAR have a limited trading history.

BKNG and MAR have been trading for less than three years and therefore have limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Reference Asset, which may make it difficult for you to evaluate the historical performance of the Reference Asset and make an informed investment decision than would be the case if BKNG and MAR had a longer trading history.

General Risk Factors

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the

distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Initial Value: $100.00

▶ Upside Participation Rate: 200%

▶ Maximum Cap: 27.60%

▶ Buffer Percentage: -15.00%

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,276.00	27.60%
$180.00	80.00%	$1,276.00	27.60%
$160.00	60.00%	$1,276.00	27.60%
$140.00	40.00%	$1,276.00	27.60%
$130.00	30.00%	$1,276.00	27.60%
$120.00	20.00%	$1,276.00	27.60%
$115.00	15.00%	$1,276.00	27.60%
$113.80	13.80%	$1,276.00	27.60%
$105.00	5.00%	$1,100.00	10.00%
$102.00	2.00%	$1,040.00	4.00%
$101.00	1.00%	$1,020.00	2.00%
$100.00	**0.00%**	**$1,000.00**	**0.00%**
$99.00	-1.00%	$1,000.00	0.00%
$98.00	-2.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$85.00	-15.00%	$1,000.00	0.00%
$80.00	-20.00%	$950.00	-5.00%
$70.00	-30.00%	$850.00	-15.00%
$60.00	-40.00%	$750.00	-25.00%
$50.00	-50.00%	$650.00	-35.00%
$20.00	-80.00%	$350.00	-65.00%
$0.00	-100.00%	$150.00	-85.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Reference Asset increases from the Initial Value of $100.00 to a Final Value of $105.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% ×200%)

= $1,100.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does <u>not</u> exceed the Maximum Cap.

Example 2: The value of the Reference Asset increases from the Initial Value of $100.00 to a Final Value of $120.00.

Reference Return:	20.00%
Final Settlement Value:	**$1,276.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,276.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 27.60%)

= $1,276.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The value of the Reference Asset decreases from the Initial Value of $100.00 to a Final Value of $95.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Percentage of -15.00%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 4: The value of the Reference Asset decreases from the Initial Value of $100.00 to a Final Value of $60.00

Reference Return:	-40.00%
Final Settlement Value:	**$750.00**

Because the Reference Return is less than the Buffer Percentage of -15.00%, the Final Settlement Value would be $750.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15.00%)]

= $1,000 + [$1,000 × (-40.00% + 15.00%)]

= $750.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Percentage of -15.00%. **You will lose some or a significant portion (up to 85.00%) of your investment**.

DESCRIPTION OF THE REFERENCE ASSET

Description of DAL

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. Shares of the common stock of Delta Air Lines, Inc. trade and are listed on the New York Stock Exchange under the symbol "DAL."

Information filed by Delta Air Lines, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of DAL

The following graph sets forth the historical performance of DAL based on the daily historical closing levels from January 27, 2011 through January 27, 2021. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of DAL should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of DAL on the Final Valuation Date.

Description of MGM

MGM Resorts International operates gaming, hospitality and entertainment resorts. The company owns properties in Nevada, Mississippi and Michigan in the United States, and owns interests in properties in Nevada and Illinois in the United States, and Macau. The company also offers hospitality management services for casino and non-casino properties around the world. Shares of the common stock of MGM Resorts International trade and are listed on the New York Stock Exchange under the symbol "MGM."

Information filed by MGM Resorts International with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of MGM

The following graph sets forth the historical performance of MGM based on the daily historical closing levels from January 27, 2011 through January 27, 2021. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of MGM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of MGM on the Final Valuation Date.

Description of MAR

Marriott International Inc. is an operator and franchisor of hotels. The company franchises lodging facilities and vacation timesharing resorts under various brand names. The company also provides services to home and condominium owner associations for projects associated with several of its brands. Shares of the Class A common stock of Marriott International Inc. trade and are listed on the Nasdaq Global Select Market under the symbol "MAR."

Information filed by Marriott International Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of MAR

The following graph sets forth the historical performance of MAR based on the daily historical closing levels from January 27, 2011 through January 27, 2021. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of MAR should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of MAR on the Final Valuation Date.

Description of BKNG

Booking Holdings Inc. operates an online travel company. The company offers a platform that allows to make travel reservations with providers of travel services, and provides accommodation reservations, rental cars, airline tickets and vacation packages. Shares of the common stock of Booking Holdings Inc. trade and are listed on the Nasdaq Global Select Market under the symbol "BKNG."

Information filed by Booking Holdings Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of BKNG

The following graph sets forth the historical performance of BKNG based on the daily historical closing levels from January 27, 2011 through January 27, 2021. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of BKNG should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of BKNG on the Final Valuation Date.

Description of CCL

Carnival Corporation owns and operates cruise ships offering cruises to all major vacation destinations including North America, United Kingdom, Germany, Southern Europe, South America, and Asia Pacific. The company, through a subsidiary also owns and operates hotels and lodges. Shares of the common stock of Carnival Corporation trade and are listed on the New York Stock Exchange under the symbol "CCL."

Information filed by Carnival Corporation with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of the CCL

The following graph sets forth the historical performance of the CCL based on the daily historical closing levels from January 27, 2011 through January 27, 2021. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of CCL should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of CCL on the Final Valuation Date.

Hypothetical Performance of the Reference Asset

The following graph illustrates the hypothetical daily performance of the Reference Asset from April 27, 2018 through January 27, 2021 based on closing level information from the Bloomberg Professional® service, if the level of the Reference Asset was made to equal 100 on April 27, 2018. The hypothetical performance reflects the performance the Reference Asset would have exhibited based on the actual historical performance of the Reference Asset Components. Neither the hypothetical performance of the Reference Asset nor the actual historical performance of any Reference Asset Component should be taken as indications of future performance.

We cannot give you assurance that the performance of the Reference Asset will result in the return of your initial investment. You may lose up to 100% of your investment.



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this document. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to a Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset Component on the scheduled trading day immediately preceding the date of acceleration, the determination of such Reference Asset Component's Final Component Level will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Reference Asset Component occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Notes — Senior Debt — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this document, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

References in the accompanying prospectus and prospectus supplement to any European law, regulation or directive (or, in each case, any part thereof) shall, in respect of the United Kingdom, be to such European law, regulation or, as the case may be, directive (or part thereof) as it forms part of United Kingdom domestic law at the time of the relevant offer, sale or making available of the Notes (and as amended, supplemented or superseded from time to time).

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any Reference Asset Component would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Reference Asset Component were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by any Reference Asset Component and consult your tax advisor regarding the possible consequences to you if any Reference Asset Component is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting a Reference Asset Component or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Asset Component or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

HSBC USA Inc.

$1,210,000
Buffered Accelerated Market Participation Securities™ Linked to a Basket Consisting of the Equity Securities of Delta Air Lines, Inc., MGM Resorts International, Marriott International Inc., Booking Holdings Inc. and Carnival Corporation

January 27, 2021

Pricing Supplement